Filed by Landcadia Holdings III, Inc. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Landcadia Holdings III, Inc. (File No. 001-39609)

Set forth below is a press release issued by The Hillman Companies, Inc. on April 19, 2021. Landcadia Holdings III, Inc. is filing the below in connection with the proposed business combination between Landcadia Holdings III, Inc. and HMAN Group Holdings, Inc.

Hillman Acquires OZCO Building Products

Further Strengthens Hillman’s Market Leading Portfolio of Hardware and Home Improvement Brands and Products

Cincinnati, OH (April 19, 2021) - The Hillman Companies, Inc. (NYSE-AMEX: HLM.PR) (the “Company” or “Hillman”), a leader in the hardware and home improvement industry, announced today that it has acquired OZCO Building Products (“OZCO”).

With annual net revenue of approximately $18 million, OZCO is a leading manufacturer of superior quality outdoor hardware in the U.S. and Canada. It is best known for originating the Ornamental Wood Ties hardware category. OZCO offers structural fasteners and connectors across 14 product lines for use in decks, benches, fences, gates, gardens, pergolas, planters, posts and other general construction needs. With over 200 SKU’s and 23 U.S. patents, OZCO serves retail DIY customers and building professionals through a distribution network reaching over 1,000 stores and hundreds of independent dealers, as well as direct-to-consumers through e-commerce channels. Over the past 17 years, OZCO has developed many long standing customer relationships and an unrivaled reputation for best-in-class customer service, which together with its geographic footprint, proprietary brands, supply chain, product mix, and local leadership positions, fit squarely into Hillman’s deeply embedded network of strategic partnerships with omni-channel retailers. OZCO will operate as part of Hillman’s Hardware Solutions business. Ian Hill, Founder & General Manager of OZCO, will continue on with Hillman as a key member of the senior leadership team.

Doug Cahill, Chairman and Chief Executive Officer of Hillman stated, “We are thrilled to welcome Ian and the OZCO team to our growing Hillman family. This transaction is another great example of how we are creating value through strategically and financially accretive M&A. We will continue to pursue M&A, while maintaining our desired public company credit profile, and our organic growth initiatives to capitalize on industry tailwinds from enduring at home living trends and related strength in the repair and remodel market where we are a leading player.” Mr. Cahill continued, “Ian and his team are master innovators, with over 70% of OZCO product sales covered by patents. We are excited to leverage OZCO’s innovation and creativity across our much larger sales and distribution platform to further propel its growth and profitability while extending Hillman’s competitive moat to the attractive outdoor product category.”

Mr. Hill commented, “I have been very impressed with the Hillman team.  Their long history of success is a result of their commitment to focusing on and listening to customers.  This is not just a fancy banner on the wall; it’s how they operate, and I love that.  This is just one of many examples why this decision to join Hillman was so clear and obvious for OZCO. Hillman’s distribution and sales organization will quickly be expanding the availability of OZCO’s products throughout the U.S. and Canada.  OZCO’s long-time customers will undoubtedly benefit from this strategic move for many years to come.  Hillman also embraces technology and values innovation and intellectual property.  This is a very attractive part of Hillman that will allow us to continue to develop innovative products at a faster pace.”

About Hillman

Founded in 1964 and headquartered in Cincinnati, Ohio, Hillman is a leading North American provider of complete hardware solutions, delivered with industry best customer service to over 40,000 locations. Hillman designs innovative product and merchandising solutions for complex categories that deliver an outstanding customer experience to home improvement centers, mass merchants, national and regional hardware stores, pet supply stores, and OEM & Industrial customers. Leveraging a world-class distribution and sales network, Hillman delivers a “small business” experience with “big business” efficiency. For more information on Hillman, visit www.hillmangroup.com.

About OZCO Building Products

OZCO Building Products is known for disruptive innovations and product design features that accelerate aesthetically pleasing installation. OZCO is the originator and leader in the Ornamental Wood Ties (OWT) hardware category, offering high-quality structural connectors for use in decks, pergolas, arbors, pavilions, planters, and more. OZCO also offers specialty fasteners through its OWT Timber Screws and OWT Timber Bolts product lines, and OZ-Post features the largest selection of drivable post anchors for fence, deck and sign installations. The OZCO family of products are designed and manufactured for superior performance, visual appeal, and functionality, with innovations so revolutionary they have been granted 23 U.S. patents and more in patent-pending status. Learn More: https://www.OZCObp.com.

Additional Information

In connection with the proposed business combination between the Company and Landcadia Holdings III, Inc. (NASDAQ: LCY) (“Landcadia III”), Landcadia III filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Landcadia III’s common stock in connection with its solicitation of proxies for the vote by Landcadia III’s stockholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Landcadia III will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Landcadia III’s stockholders, the Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the registration statement and, when available, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Landcadia III and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Landcadia III as of a record date to be established for voting on the proposed business combination. Landcadia III’s stockholders and the Company’s stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Landcadia Holdings III, Inc., 1510 West Loop South, Houston, Texas 77027, Attention: General Counsel, (713) 850-1010.

Participants in the Solicitation

Landcadia III and Hillman and their respective directors and officers may be deemed participants in the solicitation of proxies of Landcadia III’s stockholders in connection with the proposed business combination. A list of the names of Landcadia III’s directors and executive officers and a description of their interests in Landcadia III is contained in Landcadia III’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Information about the Company’s directors and executive officers is available in Hillman’s Annual Report on Form 10-K for the year ended December 28, 2019 and certain of its Current Reports on Form 8-K.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Landcadia III stockholders in connection with the proposed business combination is set forth in the registration statement on Form S-4 containing the proxy statement / prospectus for the business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the proxy statement that Landcadia III filed with the SEC, including Jefferies Financial Group Inc.’s and/or its affiliate’s various roles in the transaction. You should keep in mind that the interest of participants in such solicitation of proxies may have financial interests that are different from the interests of the other participants. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  The Company's and Landcadia III’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events.  Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, the Company's and Landcadia III’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.  Most of these factors are outside the Company's and Landcadia III’s control and are difficult to predict.  Factors that may cause such differences include, but are not limited to: (1) the risk that the proposed business combination disrupts the Company’s current plans and operations; (2) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably and retain its key employees; (3) costs related to the proposed business combination; (4) changes in applicable laws or regulations; (5) the possibility that Landcadia III or the Company may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (7) the outcome of any legal proceedings that may be instituted against Landcadia III or the Company following the announcement of the merger agreement; (8) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Landcadia III or Hillman, certain regulatory approvals or satisfy other conditions to closing in the merger agreement; (9) the impact of COVID-19 on the Company’s business and/or the ability of the parties to complete the proposed business combination; (10) the inability to obtain or maintain the listing of the combined company’s shares of common stock on Nasdaq following the proposed transaction; or (11) other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement/prospectus relating to the proposed business combination, including those under "Risk Factors" therein, and in Landcadia III’s or the Company's other filings with the SEC.  The foregoing list of factors is not exclusive, and readers should also refer to those risks that will be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Landcadia III with the SEC and those included under the header “Risk Factors” in the final prospectus of Landcadia III related to its initial public offering.   Readers are cautioned not to place undue reliance upon any forward-looking statements in this press release, which speak only as of the date made.   Landcadia III and the Company do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this press release to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Investor Relations

Rodny Nacier / Brad Cray
IR@hillmangroup.com

(513) 826-5495

Public Relations

Phil Denning / Doug Donsky

media@hillmangroup.com